SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the
                        Securities Exchange Act of 1934

                          For the month of August 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X                  Form 40-F
                                   ---                          ---

                 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information
               to the Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                          Yes                          No  X
                             ---                          ---

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Company Name:
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                           Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               100.008       0.00007648     0.00002892
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred
-------------------------------------------------------------------------------------------------------------------------
                                                       Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
                                                       Buy
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               100,008       0.00007648     0.00002892
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred
-------------------------------------------------------------------------------------------------------------------------



                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Company Name:
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                           Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                9,333         0.000007       0.000003
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               18,663        0.000009       0.000005
-------------------------------------------------------------------------------------------------------------------------
                                                       Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
                                                       Buy
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                              0.000007       0.000003
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                             0.000009       0.000005
-------------------------------------------------------------------------------------------------------------------------


                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

-------------------------------------------------------------------------------------------------------------------------
Company Name:
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  (x)                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

-------------------------------------------------------------------------------------------------------------------------
                                                           Initial Balance
-------------------------------------------------------------------------------------------------------------------------
 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                2.097         0.000002       0.0000006
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               2.096         0.0000009      0.000006
-------------------------------------------------------------------------------------------------------------------------
                             Operations in the Month
-------------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
                                                       Buy
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------

 Securities/
 Derivatives                 Securities Characteristics (2)                   Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                              0.000002       0.0000006
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                             0.0000009      0.0000006
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    August 13, 2003

                                       By    /s/ WALMIR URBANO KESSELI
                                             ----------------------------------
                                       Name:  Walmir  Urbano Kesseli
                                       Title: Chief Financial Offic